Letterhead of Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 7, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mark Wojciechowski, Staff Accountant

Re:	EnCana Corporation’s Form 40-F for the Fiscal Year Ended December 31, 2007
(File No. 1-5226)

Dear Mr. Wojciechowski:

Per our telephone conversation, the purpose of this letter is to confirm the receipt by EnCana Corporation (the “Company”) of the letter dated October 29, 2008 from Jill S. Davis, Branch Chief, and the Company’s intention to file its response.

As we discussed, due to the travel and vacation schedules of the various personnel, outside counsel and auditors who would be involved in the preparation and review of the response to your questions, the Company may not be in a position to deliver a response that has received appropriate internal and external review within 10 business days as requested in your letter. We confirm that the Company will provide a response by no later than November 26, 2008.

Please contact the undersigned at (212) 373-3078 if you have any questions or require any further information in connection with this letter.

Very truly yours, /s/ Andrew J. Foley
Andrew J. Foley

cc:	Brian C. Ferguson
Bill Stevenson
David Sheridan
EnCana Corporation